                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14F-1 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------


                      GLOBAL BOULEVARD INTERNATIONAL, INC.
                    -----------------------------------------
                            (Name of Subject Company)


                    Common Stock, $.001, par value per share
                    -----------------------------------------
                         (Title of Class of Securities)


                                  James McCabe
                                    President
                              2133 Imperial Circle
                                Naples, Florida
                             Telephone: 239-593-7907
                            Facsimile: 239-593-7904

     -----------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

     This Information Statement is being furnished to holders of record of shares of common stock, par value $.001 per share (the "Common Stock"), of Global Boulevard International, Inc., a Nevada corporation (the "Company") on Or about March 28, 2003, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

     The Company has recently entered into an agreement relating to a transaction which will ultimately result in the replacement of the majority of the Board of Directors of the Company. The following is a brief summary of this transaction. Please see "Change in Control" for a more complete description of the transaction.

     On March 26, 2003, Global Boulevard International, Inc. ("GBBV ") entered into an Agreement and Plan of Reorganization, (the "Reorganization Agreement") which sets forth the terms and conditions of a proposed business combination of GBBV and Pro Squared, Inc., a Texas corporation, ("Pro2"). Pursuant to the
Reorganization Agreement, Pro2's shareholders will exchange 95% of the outstanding shares of Pro2 for 49,720,500 newly issued, shares of GBBV. Pro2 will, as a result of such transaction, become a majority-owned subsidiary of GBBV.

     Pro provides project management consulting and strategic business consulting services with a focus on consulting activities which include, but are not limited to, project management consulting and business strategy, project management systems and network architecture, computer software design, and value and segmentation analysis. When Pro offers its project management services, Pro teaches and/or provides the techniques used for cost control, project timeline development, resource utilization and risk analysis all with a focus towards improving a client company's overall efficiency and operating or financial results. Examples of Pro's consulting work include the development of project management services for various companies, the review of a client's current project management strategy and its consistency with the business strategy of that firm, the project management of a client's supply chain process, and a project management assessment of a client's computer network, system architecture and operations management capabilities. Pro also provides technology consulting services meaning that Pro reviews a client company's computer systems, internal networks and file servers and their capabilities to support a proposed project desired by the client company. Pro also prepares computer network specifications and provides on-site technical assistance with computer networks so as to enable their client companies to conduct a desired project via the Internet. Pro has provided design and architecture services for the computing environment, the communications network and the software applications for the project management systems of its clients.

     While there exist several traditional management consulting firms that offer services related to general operating matters, Pro believes that it can and has distinguished itself by focusing on specific project management services which are more narrowly defined and specialized. By focusing its attention on project management and related consulting activities Pro allows its project managers and senior level professionals to interface directly with senior client personnel.

     The project management consulting services that Pro undertakes are usually performed on a time-and-materials basis. The size of the professional team Pro assigns to a particular project varies depending on the size of the project, the clients' project management maturity level, the level of automation desired and the stage of implementation. Pro's staff is billed out at various rates ranging from entry level at $100.00 to more than $250.00 per hour, depending upon the level of expertise required of each individual assigned to a particular project, and the overall project complexity.

     Pursuant to the terms of the Reorganization Agreement, James MacCabe shall resign, as the sole member of GBBV's Board of Directors and as President of GBBV. Therefore, it is presently anticipated that within ten (10) days after the date this Information Statement is first mailed to GBBV's stockholders, the Board of Directors of the Company will consist of:


Name:                                   Title:

  Craig  Crawford                      President, Chief Executive
                                       Officer and Director

  William  H.  Moebius                 Chairman and Director

  John  Winchester                     Senior Vice President and Director

  Emmett  R. McCoppin, Sr.             Vice President, Chief Technology Officer

  Sean  Hanson                         Director, Treasurer and Secretary



       Craig Crawford, has served as Pro2's President, Chief Executive Officer and Director since inception. Mr. Crawford brings over twenty five years of experience in the management of operations in the process and /construction industries, marketing and finance. From July 1997 to May
2001, Mr. Crawford served  as  the  president  of  Genisys  Information
Systems, Inc. a software consulting company and from 1995 to 1997 Mr. Crawford served as Vice President, Western Region, for IST, Inc. a $65 million specialty welding company and mechanical contracting company. Prior to 1995 Mr. Crawford was a Vice President, Western Region, for Serv-Tech, Inc. and has served in Senior Management positions from operations to finance at Rice University, Brown and Root, Inc. and Goodwin Dannenbaum Littman and Wingfield, Inc. From 1971 to 1973 Mr. Crawford attended the Colorado school of Mines, studying Chemical Engineering and in 1975 graduated from North Carolina State University with a BBA, Business Management.

      William H. Moebius, has served as Pro2's Chairman since inception and brings over 40 years of experience in the construction and management of process facilities worldwide. From 1997 through 2001, Mr. Moebius served as a consultant for Genisys Information Systems, Inc. located in Texas. Formerly the Vice President of construction for Coastal Corporation, from 1991 through 1997, Mr. Moebius was responsible for millions of dollars of successful projects at coastal facilities internationally. Mr. Moebius also served in Senior Management positions, including President, in a number of well respected engineering and construction companies headquartered in New York, New Jersey and Houston. Mr. Moebius received his Bachelor of Science degree in Engineering from Yale University School of Engineering.

      John Winchester, has served as Pro2's Senior Vice President and Director since its inception and has over thirty-two years of experience in corporate systems data processing, including accounting, inventory and manufacturing control in a wide range of industries. From February 2001 until June 2001 Mr. Winchester served as a senior project manager for a consulting firm located in Maryland. From 1999 through February 2001, Mr. Winchester was an independent consultant and from April 1996 through October 1999 he served as the Vice President of Software Development for Genisys Information Systems Inc. Mr. Winchester has trained approximately 3,000 individuals in creating and implementing project management systems including Boeing; Lockheed Martin; GE Aircraft engines; Microsoft and various United States government agencies.

      Emmett R. McCoppin, Sr., has served as Pro2's Chief Technology Officer and Director since its inception and has over sixteen years of experience developing software for special applications within the scope of project management and budget tracking systems for government compliance programs. From 1997 through 2001, Mr. McCoppin served as a senior consultant/programmer for Genisys Information Systems, Inc. From January 1997 through April 1997 Mr. McCoppin served as a senior consultant for PMIS, a management consulting and software company located in California. From 1974 through 1997 Mr. McCoppin served as a project manager and network engineer for Dupont, Inc. located in Texas. Mr. McCoppin was trained at Lamar University and Dupont/Conoco to manage server systems and LAN/WAN networks. Mr. McCoppin is a Microsoft Certified Professional, Novell Certified Administrator, Broadband and Ethernet Certified Systems Engineer, PC LAN Certified, and Microsoft SQL Server Certified.

       Sean Hanson, has served as Pro2's Director, Treasurer and Secretary since its inception and has over twenty years of experience in a broad variety of responsible positions planning and construction process facilities for the petrochemical industry. From February 2001 through July 2001 Mr. Hanson served as the senior project manager for a consulting firm, located in Maryland, from 1997 through 2001 Mr. Hanson served as the Director of Project Management for Genisys Information Systems, Inc., located in Texas, and from 1996 through 1997 Mr. Hanson served as the Senior Planning Manager for Basis Petroleum, Inc., located in Houston. He has functioned as Project Manger, Senior Planner, Senior Consultant on a variety of large projects ranging from refineries in Aruba, to the re-design of the Internal Revenue Service's computer system. In 1984 Mr. Hanson graduated from Sawyer Business College.




                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

On March 25, 2003, prior to the share exchange, there were 5,524,500 shares of Common Stock issued and outstanding. As of such date, (i) no shares of Common Stock were reserved for issuance pursuant to option grants, and (ii) no shares of Common Stock were reserved for issuance pursuant to securities exercisable for, or convertible into or exchangeable for, shares of Common Stock. Each holder of Common Stock is entitled to cast one vote, in person or by proxy, for each share of Common Stock held by him. The Common Stock is the only capital stock of the Company outstanding.

The following table sets forth certain information concerning the beneficial ownership of the Company's outstanding common stock as of March 25, 2003 by each person known by GBBV to own beneficially more than 5% of the outstanding common stock, by each of our directors and officer and by all of our directors and officers as a group. Unless otherwise indicated below, to our knowledge all persons listed below have sole voting and investment power with respect to their shares of common stock except to the extent that authority is shared by spouses under applicable law.


Title      Name & Address                     Amount of            Percent
of         of Beneficial                      shares               of
Class      Owner of Shares       Position     held by Owner        Class
------     ---------------       --------     -------------        --------

Common   James W. McCabe, Jr.(1) Chairman        25,000              0.05%
Common   Global Blvd. Mag, Inc.(2)            2,250,000             40.72%
Common   International Fluid Dynamics, Inc.(3)  750,000             13.57%
Common   TCA Investments, Inc.(3)               750,000             13.57%
Common   Franklin C. Fisher, Jr.(3)             750,000             13.57%
Common   Sage Capital Management, Inc.( 4)      375,000              6.78%
Common   Valverde Financial Corporation(5)      375,000              6.78%
Common   Quest Partners LP LLP         (6)      375,000              6.78%

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All Executive Officers and
    Directors as a Group (1 person)              25,000              0.05%

Such figures are based upon 5,524,500 shares of GBBV common stock outstanding Prior to the issuance of 49,720,500 pursuant to the Reorganization Agreement.

(1) James W. McCabe, Jr., 2133 Imperial Circle, Naples, Florida 34110. The named shareholder does not have any interest, position or relationship with any of the other named 5% shareholders.
(2)  Global Blvd. Mag, Inc., 403 East 58th Street, Suite 4R, NY, NY  10
(3) International Fluid Dynamics, Inc. owns 375,000 shares of the Company's common stock and its principal office is located at 5433 Westheimer, Houston, TX 77056. The principal of the named shareholder is Franklin C. Fisher, Jr., with whom the Company has an informal consulting arrangement. Franklin C. Fisher, Jr. owns 187,500 shares of the Company's common stock and beneficially owns 187,500 shares of common stock which is owned by TCA Investments.
(4)  Sage  Capital Management, Inc., One Riverway, Ste. 2550, Houston, TX 77056.
(5) Valverde Financial Corporation, General Willie Strasse 10, Zurich, Switzerland 8027.
(6)  Quest  Partners  LP  LLP, 14601 Bellaire Boulevard, Suite #338,
     Houston, Texas, 77083

                                CHANGE IN CONTROL


     As of March 27, 2003 Pro2 had 59,044,266 shares of common stock issued and outstanding. At the Closing 58,754,266 shares of Pro2 common stock were exchanged for 49,720,500 shares of GBBV Common Stock, an exchange of 1 share of GBBV Common Stock for every 1.1816909 shares of Pro2 Common Stock currently owned. Pursuant to the terms of the Reorganization Agreement, the shares of GGBV Common Stock issued herein shall subsequently be reverse split at a 1:2.5 basis so that the aggregate number of shares issued to the GBBV Shareholders of 49,720,500 shall be reduced to 19,888,200 shares of GBBV Common Stock, subject to shareholder approval. Pro2 will be a majority owned subsidiary of GBBV.

     Pursuant  to the Reorganization Agreement, we are also required to:

     -Approve an amendment to GBBV's Articles of Incorporation to change the corporate name to THE PROJECT GROUP, INC., or such other name as may be mutually agreed between GBBV and PRO. GBBV shall also comply with NASD requirements to allow the ticker symbol, "GBBV", to be changed to reflect the new corporate name.

     -Approve and authorize the designation of a class of Preferred Stock consisting of 5,000,000 shares and designate a Class A preferred stock in accordance with the terms of the Reorganization Agreement.

     -Approve and authorize the designation of an Employee/Consultant 2003 Stock Option Plan and the registration of such plan on a Form S-8 registration statement.

                      DIRECTORS AND EXECUTIVE OFFICERS AND
                             NOMINEES FOR DIRECTORS

     The following table sets forth as of March 26, 2003 certain information with respect to the directors and named executive officers of the Company and those persons nominated or who will be nominated to fill the vacancies on the Board of Directors of the Company pursuant to the transactions contemplated by the Share Exchange Agreement (the "Director Nominees").


   NAME OF BENEFICIAL OWNER        AMOUNT AND      PERCENT OF       PERCENT OF
                                   NATURE OF         CLASS            CLASS
                                   BENEFICIAL        BEFORE           AFTER
                                   OWNERSHIP(1)     EXCHANGE        EXCHANGE
--------------------------------------------------------------------------------


  Craig  Crawford                 8,196,181           0               14.8%

  William  H.  Moebius            3,077,067           0               5.56%

  John  Winchester                6,087,223           0              11.01%

  Emmett  R. McCoppin, Sr.        8,055,797           0              14.58%

  Sean  Hanson                    5,293,765           0               9.58%



All executive officers and        30,710,033          0              55.58%
directors of the Company as a
group (five persons)

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      (1)   Represents  shares of the Company  to be received by the
            Director Nominees pursuant to the share exchange.


Committees of the Board of Directors

The Company does not have any standing audit, nominating or compensation committees of the Board of Directors.


Executive Compensation

The Company has no employment contracts with any of its named executive officers who were employees, and has no compensatory plan or arrangement with any of its named executive officers in which the amount to be paid exceeded $100,000 and which were activated upon resignation, termination or retirement of any such named executive officer upon a change in control of the Company.

Certain Legal Proceedings

To the knowledge of the Company, there are no material proceedings to which any director, executive officer or affiliate of the Company, owner of record or beneficially of more than 5% of any class of voting securities of the Company or any associate of any such director, executive officer or affiliate of the Company or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In consideration for the Pro2 officers and directors who have converted an aggregate of $64,486.31 of accrued salaries owed to them into shares of Pro2 Common Stock, the officers and directors shall be granted an option of converting all of their Pro2 Common Stock into a designated class of GBBV Class A preferred shares that will offer voting rights identical to those rights of holders of common shares. Such option shall also be given to William Moebius who has converted a $15,000 note into shares of PRO2 Common Stock. The right of the foregoing individuals to convert all of their shares of Pro2 Common Stock, an aggregate of 36,289,766 (pre-split) shares, into shares of GBBV Class A preferred stock shall vest 2 business days after GBBV files a certificate of amendment with the State of Nevada to designate such class of preferred shares. Such GBBV Class A preferred stock will be exercisable TWO (2) years from the date of issuance and, if and when converted, shall be converted into shares of GBBV Common Stock based on the total number of shares of the GBBV Common Stock issued and outstanding on the conversion date such that the issuance of GBBV Common Stock to the holder shall represent, on a Pro2 rata basis, 59.38% of GBBV's Common Stock then outstanding. Such Class A preferred shares shall have voting rights equal to an aggregate of 59.38% of the total shares outstanding of
GBBV Common Stock, on a Pro2 rata basis.   Pursuant to the acquisition agreement
attached hereto, the GBBV Board will then designate 2,500,000 shares of its preferred stock as Class A Preferred Stock.

Certain Business Relationships. To the knowledge of the Company, there are no business relationships between directors or nominees for director and the Company, nor have any such relationships existed during the Company's last fiscal year.

                COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

         Section 16(a) of the Exchange Act, as amended, requires GBBV's executive officers, directors and persons who beneficially own more than 10% of Planet's common stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors, and greater-than-ten percent holders are required to furnish us with copies of all Section 16(a) forms they file. Based on GBBV's review of the activity of its sole executive officer and director, there were no Forms 3, 4 or 5 required to be filed by Mr. McCabe. The new officers and directors intend to file the required Forms 3.


 NO STOCKHOLDER ACTION REQUIRED

     This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the sale of the Control Shares by the Company's stockholders. NO VOTE OR OTHER ACTION IS BEING REQUESTED OF THE COMPANY'S STOCKHOLDERS. THIS INFORMATION STATEMENT IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY.

     This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.
                                                               -----------

                                   The  Board  of  Directors



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